CUSIP No. 042624106           SCHEDULE 13D                      Page 1 of 6

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 TELEMETRIX INC.
                                formally known as
                   ARNOX CORPORATION, A DELAWARE CORPORATION


                                 Common Stock
                        (Title of Class of Securities)

                                   87944M107
                                 (CUSIP Number)

                        (Former CUSIP Number: 042624106)

                             Michael L. Glaser, Esq.
                    Haligman Lottner Rubin & Fishman, P.C.
                      633 Seventeenth Street, Suite 2700
                            Denver, Colorado 80202
                                   (303) 292-1200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 13, 1999
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 042624106           SCHEDULE 13D                      Page 2 of 6


1       NAME OF REPORTING PERSON (S.S. OR I.R.S. IDENTIFICATION)
              Michael L. Glaser             SSN: ###-##-####
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                        (b) [X]
3       SEC USE ONLY

4       SOURCE OF FUNDS
              Share Exchange and Payment of Legal
        Services Rendered
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                                      [_]
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States Citizen
------- ----------------------------------------------------------------------

    NUMBER OF     7     SOLE VOTING POWER
     SHARES                  550,000 Shares
  BENEFICIALLY    8     SHARED VOTING POWER
    OWNED BY                 Not Applicable
      EACH        9     SOLE DISPOSITIVE POWER
    REPORTING                550,000 Shares
     PERSON       10    SHARED DISPOSITIVE POWER
      WITH                   Not Applicable

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             550,000 Shares
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
        CERTAIN SHARES                                                      [_]
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             4.2678668%
14      TYPE OF REPORTING PERSON
             U.S. Natural Person
======  ======================================================================

CUSIP No. 042624106           SCHEDULE 13D                      Page 3 of 6


Item 1.                            Security and Issuer
  Class:                           Common Stock (the "Shares" or "Arnox
                                   Shares")
  Issuer:                          Arnox Corporation, a Delaware corporation
                                    ("Arnox")
                                   1612 North Osceola Avenue
                                   Clearwater, Florida 34615

Item 2.                            Identity and Background
  (a)            Name              Michael L. Glaser ("Mr. Glaser" or
                                   "Acquiror")

  (b)            Place of          2324 S. Jackson Street
                 Domicile          Denver, Colorado 80210

  (c)            Principal         Businessman/Attorney at Law
                 Business

  (d)            Address of        2324 S. Jackson Street
                 Principal         Denver, Colorado 80210
                 Office

  (e)            Criminal          Mr. Glaser has not been convicted in a
                 convictions       criminal proceeding.

  (f)            Federal  or       Mr. Glaser is not subject to a judgment,
                 state             decree or final order enjoining future
                 securities        violations of federal or state securities
                 actions           laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Acquiror will receive 460,000 Shares in exchange for securities of another corporation and 90,000 Shares as payment for legal services rendered in connection with the Reorganization, as described in Item 4, for a total of 550,000 Shares.

     ITEM 4: PURPOSE OF TRANSACTION Mr. Glaser will acquire the Shares pursuant to a business reorganization ("Reorganization") among the Issuer ("Arnox"), Telemetrix Resource Group, Inc., a Colorado corporation ("TRG"), and Tracy Corporation II, a Nebraska corporation, ("Tracy II"). Under the Reorganization Agreement (the "Plan") between the foregoing parties, Arnox will effect a reverse split of all pre-Reorganization issued and outstanding shares of its common stock in the ratio of one (1) share of new common stock (the "Arnox

CUSIP No. 042624106           SCHEDULE 13D                      Page 4 of 6

Shares") for each 11.5 shares presently outstanding (the "Reverse Split"). Arnox will then acquire all of the issued and outstanding shares of TRG and Tracy II in exchange for Arnox Shares. The Reorganization will expand the Issuer's business to encompass the telecommunications software, technology and services of TRG and Tracy II. In conjunction with the Reorganization, Arnox will apply for listing on NASDAQ. Arnox will subsequently change its name to Telemetrix Inc. (a Delaware corporation) and Telemetrix Inc. will become the successor issuer to Arnox pursuant to Rule 12g-3(a).

(a) In addition to the foregoing, Arnox Shares will be issued in payment of professional services, compensation for services rendered, and in payment of a finder's fee, of which 90,000 Shares will be issued to Mr. Glaser as payment for legal services rendered in connection with the Reorganization. Additionally, Mr. Glaser will exchange all of his present shareholdings in Tracy II for 460,000 Arnox Shares. Therefore, after the Reorganization, Mr. Glaser will own a total of 550,000 Shares representing approximately 4.2678668% of Arnox Shares. Arnox's pre-Reorganization shareholders will own approximately 2.5% of Arnox Shares, while the other Tracy II shareholders and the TRG shareholders will own approximately 85.66772720% of Arnox Shares.

(b) As previously described, Mr. Glaser will acquire the Shares pursuant to the Reorganization, which will reorganize the issuer's corporate structure. Arnox will become the parent corporation, with TRG and Tracy II becoming wholly-owned subsidiaries.

(c)  Upon  completion  of  the   Reorganization,   directors  nominated  by  the
     shareholders of TRG and Tracy II (including Mr. Glaser) will constitute 100% of Arnox's Board of Directors.

     In accordance with Section 14(f), Arnox will file an information statement meeting the requirements of Rule 14(f)(1), and distribute that statement to its shareholders at least ten days before the new directors take office.

(e) Arnox will have a different capitalization after consummation of the Reorganization, as the shareholders of TRG and Tracy II (including Mr. Glaser) will own approximately 90% of Arnox's capital stock, and Arnox's pre-Reorganization shareholders will own approximately 2.5%. After the Reorganization, Arnox intends to retain earnings for financing its growth and for

CUSIP No. 042624106           SCHEDULE 13D                      Page 5 of 6

     general corporate purposes and will not pay dividends on its common stock.

(f) As previously described, the Reorganization will reorganize the issuer's corporate structure. Arnox will become the parent corporation, with TRG and Tracy II becoming wholly-owned subsidiaries. Moreover, Arnox's business will encompass the telecommunications software, technology and services of TRG and Tracy II.

(f) Arnox's will amend its Articles of Incorporation in conjunction with the Reorganization and the name change to Telemetrix Inc.

(h) Arnox shares are currently listed on the NASD's OTC Electronic Bulletin Board ("OTC-BB). Telemetrix Inc., as the successor to Arnox, will seek listing on the NASDAQ system, but will remain listed on the OTC-BB pending approval of the NASD for listing on the NASDAQ.


(i)  Not applicable.

(j)  Not applicable.

ITEM 5:     INTEREST IN SECURITIES OF ISSUER.

(a) Upon completion of the Reorganization, Mr. Glaser will beneficially own 550,000 Arnox Shares (4.2678668% of class).

(b) Upon completion of the Reorganization, Mr. Glaser will have sole Voting and Disposition powers over 550,000 Arnox Shares, and will not share Voting or Disposition powers over any Arnox Shares.

(c) Other than the Reorganization Agreement, during the past sixty days Mr. Glaser has not effected any transactions in the shares of Arnox.

(d) No person, other than Mr. Glaser, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities to be acquired by Mr. Glaser in the Reorganization.

(e)  Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            None.


ITEM 7:     MATERIALS TO BE FILED AS EXHIBITS.

CUSIP No. 042624106           SCHEDULE 13D                      Page 6 of 6

(1) Exhibit 1. Reorganization Agreement among Arnox Corporation, Telemetrix Resource Group, Inc., Tracy Corporation II, and the Shareholders of one hundred percent (100%) of the issued and outstanding stock of Tracy Corporation II and Telemetrix Resource Group, Inc. (i.e., Hartford Holdings, Ltd., Michael L. Glaser, and Michael J. Tracy; collectively, the "Shareholders"). REFERENCE AMENDED 8-K, FILED APRIL 23, 1999

CUSIP No. 042624106           SCHEDULE 13D                      Page 7 of 6


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 22, 1999                          By:
                                           -----------------------------------
                                                   Michael L. Glaser

                                  SCHEDULE 13D
                        (Filed by Hartford Holdings Ltd.)

                                    EXHIBIT 1

                   REFERENCE AMENDED 8-K, FILED APRIL 23, 1999


                         Reorganization Agreement among
                               Arnox Corporation,
                        Telemetrix Resource Group, Inc.,
                              Tracy Corporation II,
                            Hartford Holdings, Ltd.,
                               Michael L. Glaser,
                                       and
                                Michael J. Tracy